SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT NOTICE

The management of TIM Participações S.A. (“TIM PART”), pursuant to paragraph 4 of article 157 of the Federal Law No. 6.404/76, as amended (“Brazilian Corporations Law”), CVM Ruling No. 358/02 and complementing the Material Fact Notices published on April 16, 2009, November 30, 2009 and December 14, 2009, hereby informs to its shareholders, public in general and other interested parties that, in accordance with the resolutions of the shareholders of TIM PART on the Extraordinary Shareholders Meeting held on December 30, 2009, the shareholders approved the merger, by TIM PART, of Holdco Participações Ltda. (“HOLDCO”), a company that holds, on this date, 100% (one hundred percent) of the capital stock of Intelig Telecomunicações Ltda. (“Intelig”), which hereby becomes a company controlled by TIM PART, pursuant to the “Protocol and Justification of the Merger of Holdco Participações Ltda. by TIM Participações S.A.” (Protocolo e Justificação de Incorporação da Holdco Participações Ltda. pela TIM Participações S.A) executed on December 14, 2009 by the managements of TIM PART and HOLDCO and to the appraisal report in connection with such transaction, also approved on this date and, therefore, being hereby declared the consumption of the merger.

Rio de Janeiro (RJ), December 30, 2009.

TIM PARTICIPAÇÕES S.A.
Claudio Zezza
Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 30, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.